SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2 April 2013

AVIVA PLC

NOTICE OF ANNUAL GENERAL MEETING 2013, ANCILLARY DOCUMENTS AND 2012 ANNUAL REVIEW

Following the release by Aviva plc (the "Company") on 25 March 2013 of the Company's 2012 Annual Report and Accounts, the Company announces that it has today made available to shareholders the following documents:

• Notice of 2013 Annual General Meeting
• Annual General Meeting 2013 Form of Proxy
• Annual General Meeting 2013 Aviva Share Account Voting Instruction Form
• 2012 Annual Review

The Company's 2013 Annual General Meeting will be held on Thursday, 9 May 2013 at 11am at the Barbican Centre, Silk Street, London EC2Y 8DS.

Copies of the documents mentioned above have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.Hemscott.com/nsm.do.  The Notice of 2013 Annual General Meeting is available to view on the Company's website at www.aviva.com/agm and the 2012 Annual Review is available at www.aviva.com/reports/2012ar.

Contacts:

Kirsty Cooper, Group General Counsel and Company Secretary
Telephone - 020 7283 2000

Russell Tullo, Director of Secretariat
Telephone - 020 7662 0519

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ

Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 02 April 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary